EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	Twelve Months Ended		Six Months Ended
	December 31,		June 30,
	2007		2008
Earnings:
Net income	$117,504		$75,902
Fixed charges	33,153		29,257
Minority interest	32		38
Income from equity investee	158		(44)
Interest capitalized	(2,730)		(1,181)
Amortization of previously capitalized interest	191		90

Total	$148,308		$104,062

Fixed Charges:
Interest cost and debt expense	$30,096		$27,868
Interest allocable to rental expense(1)	327		208
Interest capitalized	2,730		1,181

Total	$33,153		$29,257

Ratio of Earnings to Fixed Charges	4.47	x	3.56	x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.